

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2023

Randy Milby
Chief Executive Officer
Hillstream BioPharma Inc.
1200 Route 22 East, Suite 2000
Bridgewater, NJ 08807

     Re: Hillstream BioPharma Inc.
          Registration Statement on Form S-3
          Filed March 17, 2023
          File No. 333-270684

Dear Randy Milby:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Arzhang Navai at 202-551-4676 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Nazia J. Khan